FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1 Name and Address

Mayfair Gold Corp. (the "Company")

2770 Plymouth Drive, Suite 101

Oakville, Ontario

P0K 1N0

Item 2 Date of Material Change

November 2, 2026.

Item 3 News Release

The Company disseminated the news release reporting the material change described in this report through the facilities of Newsfile Corp. on November 2, 2026 and subsequently filed the news release under the Company's profile on SEDAR+ at www.sedarplus.ca.

Item 4 Summary of Material Change

On November 2, 2026, the Company announced that its 100%-owned Fenn-Gib Gold Project, located in the Timmins region of Northern Ontario, had been selected as a designated project under the Government of Ontario's new "One Project, One Process" framework.

Item 5 Full Description of Material Change

5.1 Full Description of Material Change

On November 2, 2026, the Company announced that its 100%-owned Fenn-Gib Gold Project ("Fenn-Gib" or the "Project"), located in the Timmins region of Northern Ontario, had been selected as a designated project under the Government of Ontario's new "One Project, One Process" ("1P1P") framework. The designation is expected to streamline permitting and provide more predictable timelines. Mayfair expects the designation to accelerate progress toward a construction decision and, ultimately, production and free cash flow1.

Highlights

• Fenn-Gib Gold Project designated under Ontario's the Ministry of Energy and Mines' "One Project, One Process" framework

• Through the 1P1P framework, the Ministry of Energy and Mines acts as a single point of contact to coordinate all necessary provincial approvals and Indigenous consultation to reduce government review times by 50 per cent2

1 Free cash flow or cash flows do not have a standardized meaning and may not be comparable to similar measures presented by other issuers, referred to as non-GAAP financial measures. As the Company is not in production, the Company does not have historical non-GAAP financial measures nor historical comparable measures under IFRS, and therefore the foregoing prospective non-GAAP financial measures may not be reconciled to the nearest comparable measures under IFRS.

2 Government of Ontario, Ministry of Energy and Mines, One Project, One Process Framework Guidance (October 30, 2025), "Objectives", p. 2. Available at: https://www.ontario.ca/page/mining-one-project-one-process-framework.

• The 1P1P framework, which supports responsible, fast-tracked mining development while maintaining rigorous standards and Indigenous consultation, is fundamental to Mayfair's strategy for advancing Fenn-Gib through permitting, design, and into construction and operations faster than previous industry timelines

• Through the 1P1P framework, Mayfair expects to secure permits required to make a construction decision as early as 2028

• Fenn-Gib is positioned to generate significant regional economic benefits during construction and throughout commercial operations, which could begin as early as 2030

The 1P1P framework is a whole-of-government approach that consolidates provincial permitting, authorization, and approval processes for designated mine development projects in Ontario into a single, coordinated timeline. This approach is designed to improve predictability and reduce administrative duplication. It also coordinates Indigenous consultation at the project level, consistent with the Crown's duty to consult under section 35(1) of the Constitution Act, 1982. Fewer, coordinated processes reduce the administrative burden on Indigenous communities; they do not reduce consultation itself.

This framework operates as an administrative overhaul to streamline approvals by establishing a single point of contact - the Mine Authorization and Permitting Delivery Team ("MAPDT") under the Ministry of Energy and Mines. The dedicated MAPDT will provide specialized project management support to Mayfair to deliver predictable permitting timelines for Fenn-Gib with a clear, transparent, and dynamic pathway while maintaining the Crown's full duty to consult and rigorous environmental standards.

Mayfair's development strategy is anchored in targeting high-grade mineralization located at and near surface. This approach is designed to reduce construction risk and improve execution certainty. Together with the 1P1P framework and the Provincial Class Environmental Assessment process, the strategy provides a clear pathway to advance Fenn-Gib efficiently through permitting and design, into construction, and ultimately to free cash flow1 while maintaining the optionality and the flexibility to reinvest future cash flows1 in additional growth opportunities.

5.2 Disclosure for Restructuring Transactions

Not applicable.

Item 6 Reliance on Subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7 Omitted Information

Not applicable.

Item 8 Executive Officer

Drew Anwyll, Chief Executive Officer

(855) 350-5600

Item 9 Date of Report

November 2, 2026.

Cautionary Note Regarding Forward-Looking Information

This material change report contains certain forward-looking information within the meaning of applicable Canadian securities legislation and forward-looking statements within the meaning of applicable United States securities legislation (collectively, "forward-looking information"). The use of the words "will" and "expected" and similar expressions is intended to identify forward-looking information. Forward-looking information in this material change report includes, but is not limited to, the designation expected to streamline permitting and provide more predictable timelines and to accelerate progress toward a construction decision and, ultimately, production and free cash flow1, Mayfair expecting to secure permits required to make a construction decision as early as 2028, Fenn-Gib being positioned to generate significant regional economic benefits during construction and throughout commercial operations, which could begin as early as 2030, and the development strategy anchored in targeting high-grade mineralization located at and near surface, designed to reduce construction risk and improve execution certainty. Although the Company believes that the expectations reflected in such forward-looking information is reasonable, readers are cautioned that actual results may vary from the forward-looking information. The Company has based the forward-looking information on the Company's current expectations and assumptions about future events. This information also involves known and unknown risks, uncertainties, and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking information, including the risks, uncertainties, and other factors identified in the annual information form and Form 40-F of the Company for the year ended December 31, 2025, available under the Company's profiles on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov, respectively. Furthermore, the forward-looking information contained in this material change report is as at the date of this material change report, and the Company does not undertake any obligation to publicly update or revise any of this forward-looking information except as may be required by applicable securities laws.